CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL

AMENDED AND RESTATED MASTER EQUIPMENT PROVIDER AGREEMENT

THIS AMENDED AND RESTATED MASTER EQUIPMENT PROVIDER AGREEMENT (this "**Agreement**"), dated September 24, 2021 (the "**Agreement Date**"), between Jamba Juice Franchisor SPV LLC ("**Jamba**"), a Delaware limited liability company with its principal place of business at 5620 Glenridge Drive NE, Atlanta, GA 30342, and 6d Bytes Inc., ("**Blendid**"), a Delaware corporation with its principal place of business at 440 N. Wolfe Rd., Sunnyvale, CA 94085 (collectively, the "**Parties**," or each individually, a "**Party**").

RECITALS

A. Blendid is the owner of an autonomous, self-contained robotic food kiosk system known as Blendid with the ability to make on-demand cold blended beverages and smoothies (the "**Blendid System**"). The Blendid System also includes a consumer-facing application programming interface ("**API**") and software necessary to operate and remotely monitor the Blendid System (collectively, the "**Blendid System Intellectual Property**").

B. Blendid sells the Blendid System as individual units (each one, a "**Unit**") and provides post-sale service and support for the Units.

C. Jamba is a franchisor, internationally and throughout the United States, of Jamba® branded stores that feature a wide variety of fresh blended-to-order smoothies and other cold or hot beverages and other fresh squeezed juices and portable food items.

D. Jamba and Blendid have initiated an initial pilot project of the Blendid System (the "**Initial Pilot Project**") in which Blendid has provided the Blendid System and Blendid proprietary smoothie products, recipes and formulas, and Jamba has licensed (i) certain Jamba trademarks (the "**Jamba Marks**") and (ii) certain Jamba proprietary smoothie products, recipes and formulas for use with the Blendid System. Jamba and Blendid will collaborate to develop mutually agreed upon smoothie products (the "**Products**") to be made and offered for sale through the Blendid System for the Initial Pilot Project and later phases of the Commercialization Plan.

E. Jamba and Blendid entered into a Confidentiality Agreement dated June 23, 2020 (the "**Confidentiality Agreement**") related to the Initial Pilot Project and the Parties' relationship.

F. Jamba and Blendid entered into an Equipment Pilot Agreement dated July 31, 2020 (the "**Original Agreement**") for the purpose of outlining their respective responsibilities for implementing, conducting, monitoring, and evaluating the Initial Pilot Project.

G. Jamba and Blendid entered into that certain Amended and Restated Equipment Pilot Agreement dated July 31, 2020 (the "**Pilot Agreement**") for the purpose of further outlining their respective responsibilities for implementing, conducting, monitoring, and evaluating the Initial Pilot Project.

H. Jamba and Blendid entered into that certain Master Equipment Provider Agreement dated June 7, 2021 (the "**Prior Agreement**"), which incorporated key terms and conditions of the Pilot Agreement to outline the continuation and expansion of the Initial Pilot Project (also referred to as "**Phase 1**") and set forth the terms and conditions governing the Parties' respective obligations in connection with phased commercialization plan of the deployment of the Blendid System and sale of the Products (the "**Commercialization Plan**").

I. In subsequent phases of the Commercialization Plan, Jamba and Blendid intend for Jamba to identify suitable operators (which it is anticipated will be franchisees of Jamba) to own, oversee, and manage the operation of each Unit (the "**Operators**") and to enter into franchise or other forms of

agreement directly with such Operators governing their operation of such Units (the "**Jamba Agreements**"). The Operator and Blendid shall enter into a service level agreement, the form of which shall be mutually agreed upon by the Parties, related to ongoing services provided by Blendid necessary to operate the Units (the "**Service Level Agreement**").

J. Jamba and Blendid desire to amend and restate the Prior Agreement to clarify and revise certain provisions and have therefore agreed to enter into this Agreement, which is intended to supersede and replace the Prior Agreement in all respects.

Accordingly, in consideration of the mutual covenants and agreements hereinafter set forth, Jamba and Blendid agree as follows.

ARTICLE I. INITIAL PILOT PROJECT

Section 1.01 Pilot Agreement. Jamba and Blendid executed the Pilot Agreement for the purpose of outlining responsibilities for operating the Initial Pilot Project, which was launched on or about December 3, 2020 inside a Walmart located at 235 E Dorset Dr., Dixon, CA 95620 (the "**Initial Pilot Location**"). The Parties intend for this Agreement to replace the Pilot Agreement, which was terminated, effective as of June 7, 2021 (the effective date of the Prior Agreement). The Initial Pilot Location, along with one additional initial Unit (for a total of two) (collectively, the "**Phase 1 Units**") shall be operated in accordance with this Article I.

Section 1.02 Phase 1 Units.

(a) Purpose of Phase 1. The development and operation of the Phase 1 Units shall be considered part of the Initial Pilot Project. Phase 1 Units will be operated to evaluate the viability of overall association of the Blendid System and the Jamba Marks in various commercial locations. Blendid and Jamba each will have responsibilities for implementing, conducting, monitoring, and evaluating the Phase 1 Units as described in this Article I.

(b) Locations. All Phase 1 Units subsequent to Initial Pilot Location shall be targeted for placement in commercial locations such as a retail business, hospital, university campus and travel center. The Parties shall mutually agree to such locations.

(c) Branding. The Parties agree that the Blendid System in the Phase 1 Units shall use "Jamba by Blendid" in all branding and signage.

(d) Products. The Phase 1 Units shall offer a mutually agreed upon menu of Products using the Formula.

Section 1.03 Jamba's Phase 1 Project Responsibilities. To effectuate and perform the Initial Pilot Project and Phase 1 project responsibilities, Jamba shall have the duties and obligations listed below. Jamba shall continue to fulfill those obligations which explicitly or by their nature survive the Initial Pilot Project during the subsequent phases of the Commercialization Plan.

(a) Jamba Trademarks. Subject to the terms stated in this Agreement, Jamba hereby grants Blendid a personal, non-exclusive, revocable, and non-transferable license to use the Jamba Marks solely in connection with the Phase 1 Units.

Section 1.04 Blendid's Initial Pilot Project Responsibilities. To effectuate and perform the Initial Pilot Project, Blendid shall have the duties and obligations listed below. Blendid shall continue to fulfill those obligations which explicitly or by their nature survive the Initial Pilot Project during the phases of the Commercialization Plan.

(a) Phase 1 Unit Leasing Rights. Unless otherwise agreed by the Parties with respect to a particular Unit, Jamba is responsible for managing all required lease agreements or other documents to secure necessary access and location rights for placement of the Phase 1 Units with the exception of the Initial Pilot Location. Blendid must provide Jamba with a copy of all such lease agreements and receive Jamba's written approval of such lease agreement prior to Blendid's execution of such lease agreement.

(b) Blendid System. Blendid has developed the Blendid System, which includes both its proprietary equipment and its proprietary method of operating a robotic food kiosk system. Blendid will provide each Phase 1 Unit. The cost of said Units shall be split between the Parties in accordance with Section 1.05(a) (Shared Costs).

(c) Permits. Unless otherwise agreed by the Parties, Blendid is responsible for maintaining all necessary permits for the operation of the Phase 1 Units.

(d) Point of Sale System. For all Phase 1 Units (and, as provided in Section 3.09 (POS System), other Units in subsequent phases), Blendid is responsible for the implementation and maintenance of the point-of-sale software system used to complete orders and track all revenue generated from the sale of the Products to consumers, which includes the customer-facing applications (including mobile applications and at-Unit applications) that are used by customers to place orders (collectively, the "**Blendid POS System**").

(e) Service and Technical Support. Blendid will monitor each Phase 1 Unit from its Network Operations Center ("**NOC**") and provide all necessary technical support (whether remote or onsite) to support a highly available operation.

(f) Repair and Maintenance. Blendid shall perform any required maintenance or repairs required to fix or replace the Phase 1 Units at Blendid's expense. Blendid shall maintain the Phase 1 Units in good operating condition for the duration of the Initial Pilot Project. Blendid shall ensure that the Phase 1 Units are regularly and properly cleaned and sanitized to comply with Jamba's brand standards and applicable Laws (as defined in Section 8.01).

(g) Brand Ambassador. Unless the Parties agree otherwise for a particular Unit, Blendid shall be responsible for hiring and training a brand ambassador (the "**Brand Ambassador**") to manage the Phase 1 Units. The responsibilities of the Brand Ambassador shall include, without limitation, the cleaning of all components of the Blendid System, restocking of all agreed food products and ingredients, and other activities as needed to manage and ensure regular operation of the Blendid System.

(h) Use of Management Company. Unless the Parties agree in writing to an alternate arrangement for a Phase 1 Unit, Blendid may engage a third-party management company (the "**Manager**") to serve the Brand Ambassador functions set forth in Section 1.03(g) and otherwise ensure the regular management and operation of such Units. Jamba shall have the right to approve in writing (i) the proposed manager and (ii) the terms of such management agreement. Jamba will

not unreasonably withhold its approval for a Manager, provided that the Manager is adequately qualified, meets Jamba's brand standards, and does not operate a Competing Business. Jamba will approve the terms of a management agreement, provided that the agreement is consistent with the terms of this Agreement and adequately protects Jamba's intellectual property rights (including Confidential Information) and brand standards.

(i) Operational Costs. Blendid shall be responsible for the Operational Costs of the Phase 1 Units, unless a Manager agrees to pay such costs pursuant to the management agreement. Blendid agrees to reimburse the respective Manager for its agreed share of the Operational Costs from the Gross Sales of the Phase 1 Units within seven days after the close of each week. The "**Operational Costs**" include without limitation: (i) utilities (electricity and water); (ii) rent; (iii) Product ingredients; (iv) Product packaging; (v) Brand Ambassador wages or Manager compensation; (vi) sales or use taxes on sales of Products; and (vii) costs related to repairs and maintenance of the Blendid System. "**Gross Sales**" means all revenue derived from operating the Unit, whether by cash, check, credit card, debit card, barter, trade credit, or other credit transactions and all other income of any kind related to the Unit, excluding all federal, state, or municipal sales, use, or service taxes collected from customers that will be paid to the appropriate taxing authority. "**Collected Revenue**" means Gross Sales plus all federal, state, or municipal sales, use, or service taxes collected from customers that will be paid to the appropriate taxing authority.

(j) Removal of Blendid System. Blendid shall be responsible for the removal of the Phase 1 Units from any location upon the conclusion of the Initial Pilot Project or the termination of the operation of such Phase 1 Unit, unless otherwise agreed by the Parties.

(k) Quality Control. Blendid shall ensure that the Products produced through the Phase 1 Units conform to the Formula for each Product and that only Products that have been approved by Jamba are sold through the Phase 1 Units.

Section 1.05 Joint Responsibilities of Blendid and Jamba. To effectuate and perform the Initial Pilot Project, Jamba and Blendid shall share jointly the duties and obligations listed below. Jamba and Blendid shall continue to fulfill those obligations which explicitly or by their nature survive the Initial Pilot Project during the subsequent phases of the Commercialization Plan.

(a) Shared Costs.

(i) Initial Pilot Location. The Parties acknowledge that, for the Initial Pilot Location, (i) Jamba contributed $XXXXX of the cost to acquire and install a fully operational Blendid System; and (ii) Blendid contributed the remaining $XXXXX of such cost.

(ii) Second Phase 1 Unit. The Parties shall equally share the cost to purchase the second Phase 1 Unit. The Parties anticipate that the Operator of the second Phase 1 Unit shall pay for site preparation and installation of the Unit. Jamba will pay Blendid XXXXX percent (XX%) of the approximately $100,000 purchase price for the second Phase 1 Unit upon execution of this Agreement (approximately $XXXXX will be paid by Jamba). Upon conversion of the second Phase 1 Unit to a franchise during Phase 3 (as indicated by the Operator signing a Jamba Agreement), Jamba or the Operator will reimburse Blendid for

the remaining XX% share of the retail cost of the Units (approximately $XXXXX for the second payment).

Section 1.06 **Taxes**. Unless otherwise agreed by the Parties, Blendid shall collect and remit all sales, use, or similar taxes levied on sales of the Products through the Phase 1 Units; provided, however, that for purposes of accounting Net Proceeds (as defined below) such taxes shall be deemed an Operational Cost. Each Party shall be responsible for the payment of any income taxes owed on any revenue it may receive from the Initial Pilot Project.

Section 1.07 **Initial Pilot Project Fees**.

(a) Net Proceeds. "**Net Proceeds**" means (x) all Collected Revenue minus (y) all Operational Costs incurred from the operation of such Phase 1 Unit during each quarter. For the avoidance of doubt, any documented refunds, credits, allowances, and charge-backs shall also be deducted from Net Proceeds.

(b) Initial Pilot Location. For the Initial Pilot Location, Blendid shall pay Jamba a fee on the Net Proceeds from the Initial Pilot Location (the "**Initial Pilot Location Fees**") as follows: (i) XX% of the first $XXXXX of Net Proceeds generated by the Initial Pilot Location, (ii) XX% of the first $XXXXX to $XXXXX of Net Proceeds generated by the Initial Pilot Location, and (iii) XX% of all Net Proceeds in excess of $XXXXX generated by the Initial Pilot Location.

(c) Other Phase 1 Units. For the second Phase 1 Unit, Blendid shall distribute the Net Proceeds from such Unit ("**Phase 1 Fees**") as follows: (i) 100% of Net Proceeds to the Manager or Operator of the Unit until its capital contribution has been reimbursed (the "**Operator Return Phase**"), (ii) following the Operator Return Phase, 100% of the Net Proceeds distributed equally between Jamba and Blendid until their respective capital contributions have been reimbursed (the "**Full Return Phase**"), and (iii) following the Full Return Phase, 100% of the Net Proceeds distributed equally among the Manager (if any), Jamba, and Blendid until this Unit is converted to operating under a Jamba Agreement in Phase 3.

(d) Due Dates. Blendid shall pay the Initial Pilot Location Fees and Phase 1 Fees on or before the 30th day of the month following each quarter for the preceding quarter's Net Proceeds.

Section 1.08 **End of Initial Pilot Project**.

(a) Conversion to Franchises. If the Initial Pilot Project is deemed successful and the Commercialization Plan advances to Phase 3, the Parties intend the Phase 1 Units to convert to franchises operated by third parties under a Jamba Agreement during Phase 3. Jamba shall offer the opportunity to the Manager of a particular Unit to begin operating it as a franchise or shall make a reasonable commercial effort to identify another Operator (as defined below) to operate such Unit as a franchise.

(b) Termination of Initial Pilot Project. If the Phase 1 Units are not successful or Jamba is not able to convert such Units to franchises, either Party may provide notice to the other Party of its intent to terminate the Initial Pilot Project, at which point all Phase 1 Units shall cease operating. In such case, Blendid shall be responsible for the removal of each such Unit from its location, unless otherwise agreed by the Parties. Any salvage value of such Unit less any cost

associated with the removal of the Unit shall be shared between Jamba and Blendid in proportion to their respective capital contributions.

ARTICLE II. COMMERCIALIZATION

Section 2.01 Commercialization Plan. Jamba and Blendid agree to develop and deploy the Blendid System on a commercial scale conditioned on the certain performance metrics set forth in the Commercialization Plan set forth in this Article II.

Section 2.02 Phase 1. Phase 1 of the Commercialization Plan commenced upon the launch of the Initial Pilot Location and consists of the placement and operation of Phase 1 Units located at various locations in accordance with Article I.

Section 2.03 Phase 2. Phase 2 of the Commercialization Plan commenced on June 7, 2021. Upon commencement of Phase 2:

(a) Jamba placed a purchase order for ten (10) Units ("**Phase 2 Units**"). Upon placement of the purchase order for such units, Jamba paid Blendid (or at Jamba's discretion, the manufacturer of the Units) the full purchase price in advance for the Phase 2 Units (no more than $100,000 per unit, for a total of $1,000,000). Blendid shall arrange for delivery of all Phase 2 Units within four to eight months after the date of the purchase order. The other terms and conditions of purchase of the Phase 2 Units are set forth in Article III.

(b) For all Phase 2 Units, Jamba agrees to use commercially reasonable efforts to identify suitable Operators to oversee and manage the operation of each Unit. Unlike the Phase 1 Units, the Phase 2 Units will be operated pursuant to a Jamba Agreement. Blendid shall have qualified, trained representatives capable of providing the Services (as defined below) within a given DMA prior to the first delivery of a Phase 2 Unit to such DMA; provided however, that Blendid shall not be required to provide representatives in more than two DMAs during Phase 2. A "DMA" is a designated market area, as such geographic areas are periodically defined by Nielsen Media Research or a successor company.

(c) The Parties agree to commence work on the development of the New POS System. The "**New POS System**" shall be either an integration of the Blendid POS System into Jamba's existing POS system or an alternate POS system, including ordering applications, to be developed jointly between Blendid and Jamba. The completion of the New POS System is a pre-condition to the commencement of Phase 3 as set forth in Section 2.04.

(d) The Parties agree to negotiate in good faith a standardized Service Level Agreement to be entered into between Blendid and each Operator, the completion of which is a pre-condition to the commencement of operation of any Phase 2 Units. The Service Level Agreement shall outline the service levels and performance standards for Blendid's performance of the Services (as defined below), including, without limitation, processes, deliverables, key performance indicators, and remedies available to Operators if Blendid fails to meet such service levels and performance standards. The Service Level Agreement must be consistent with this Agreement.

(e) The Parties anticipate that five to six of the Phase 2 Units will be located in California and the remaining Units will be located in the Atlanta metro area, although Jamba will have the final decision on the location of all Phase 2 Units.

(f) Upon receipt of notice from Blendid that a Phase 2 Unit is ready for delivery, Jamba will use commercially reasonable efforts to enter a Jamba Agreement with an Operator for such Operator to operate such Unit in the United States as soon as practicable. After the start of operation, the respective Operators of the Phase 2 Units shall owe Blendid the Service Fees set forth in Section 2.09(a).

(g) Unless or until a New POS System is developed and implemented, the Blendid POS System shall be used in Phase 2 Units. Blendid shall: (i) manage the Blendid POS System for the Phase 2 Units; and (ii) collect and remit the Collected Revenue from each Phase 2 Unit less only the applicable Service Fees owed pursuant to Section 2.09(a) no later than the following Friday after each Sunday of the prior week.

Section 2.04 **Phase 3**. Phase 3 of the Commercialization Plan shall commence on the first date that all of the following conditions have been met: (i) at least four (4) Phase 2 Units achieve an average of $XXXXX in monthly Net Sales during a consecutive three-month period, and at least one of Phase 2 Units achieves an average of $XXXXX in monthly Net Sales during a four-month period; (ii) collectively, the aggregate actual hours of operation for all deployed Phase 1 and Phase 2 Units must exceed XX% of the aggregate number of scheduled hours of operation for all such Units during a consecutive three-month period; (iii) XXXXX percent (XX%) or more of all orders at deployed Phase 1 and Phase 2 Units are from repeat customers; (iv) all deployed Units are functioning with the New POS System and all future Units are deployed with such New POS System; (v) Blendid and Jamba agree to the Service Level Agreement to be entered into between Blendid and each Operator pursuant to Section 2.03(d); and (vi) all required franchise offering documents, including, without limitation, a franchise disclosure document ("**FDD**") reflecting the offer of a franchise featuring the Blendid System, have been registered by relevant regulatory authorities (collectively, the "**Phase 3 Performance Metrics**"); provided, however, that Jamba reserves the right, in its sole discretion, to accelerate the commencement of Phase 3 prior to the Phase 3 Performance Metrics being achieved upon written notice to Blendid. Upon commencement of Phase 3:

(a) Jamba agrees to use commercially reasonable efforts to order thirty (30) Units ("**Phase 3 Units**") by the later of: (i) ninety (90) days from the Phase 3 start date or (ii) five (5) months from the date the last Phase 2 Unit is ready to be delivered by Blendid ("**Phase 3 PO Deadline**"). Blendid shall arrange for delivery of the Phase 3 Units within four to eight months after the date of the purchase order. The other terms and conditions of purchase of the Phase 3 Units are set forth in Article III.

(b) Jamba will pay Blendid (or at Jamba's discretion, the manufacturer of the Units) the full purchase price in advance for each Phase 3 Unit ordered. Blendid shall use its best efforts to offer Jamba a reduced per Unit purchase price of $XXXXX for the Phase 3 Units; provided, however, that Blendid agrees that the actual Phase 3 Unit purchase price shall not exceed $XXXXX per Unit (the "**Phase 3 Actual Unit Price**"). Blendid shall report to Jamba any and all discounts and/or rebates offered by the manufacturer, and Blendid agrees that such amounts received by Blendid shall be used to reduce the Phase 3 Actual Unit Price.

(c) Upon receipt of notice from Blendid that a Phase 3 Unit is ready for delivery, Jamba will use commercially reasonable efforts to enter into a Jamba Agreement with an Operator for such Operator to operate such Unit in the United States as soon as practicable. After the start of operation, the respective Operators of the Phase 3 Units shall pay Blendid the Service Fees set forth in Section 2.09(b). Blendid shall have qualified, trained representatives capable of providing

the Services (as defined below) within a given DMA prior to the first delivery of a Phase 3 Unit to such DMA; provided however, that Blendid shall not be required to provide representatives in more than eight DMAs during Phase 3.

(d) Blendid shall procure long-lead parts, including those that require more than 12 weeks of lead time to procure ("**Long-Lead Parts**") for at least twenty (20) additional Units.

(e) All Units that Jamba orders in excess of the Phase 3 Units during Phase 3 are considered the "**Phase 3 Stretch Goal Units**." The Parties agree to a goal of seventy (70) Phase 3 Stretch Goal Units. Jamba agrees to a non-binding commitment to use commercially reasonable efforts to order the Phase 3 Stretch Goal Units within ninety (90) days after the Phase 3 PO Deadline.

Section 2.05 <u>**Phase 4**</u>. Phase 4 of the Commercialization Plan shall commence on the first date that all of the following conditions have been met: (i) at least ten (10) Phase 3 Units achieve an average of $XXXXX in monthly Net Sales during a consecutive three-month period; (ii) collectively, the aggregate actual hours of operation for all deployed Units must exceed XX% of the aggregate number of scheduled hours of operation for all deployed Units during a consecutive three-month period; and (iii) XXXXX percent (XX%) or more of all orders at all deployed Units are from repeat customers (collectively, the "**Phase 4 Performance Metrics**"); provided, however, that Jamba reserves the right, in its sole discretion, to trigger the commencement of Phase 4 prior to the Phase 4 Performance Metrics being achieved upon written notice to Blendid. For purposes of the Phase 4 Performance Metrics, the Units must be newly installed Phase 3 Units and will not include any Unit deployed during a prior phase, except as otherwise noted. Upon commencement of Phase 4:

(a) Jamba agrees to use commercially reasonable efforts to order one hundred (100) Units ("**Phase 4 Units**") by the later of: (i) ninety (90) days from the Phase 4 start date or (ii) five (5) months from the date the last Phase 3 Unit is ready to be delivered by Blendid ("**Phase 4 PO Deadline**"). Blendid shall arrange for delivery of the Phase 4 Units within four to eight months after the date of the purchase order. The other terms and conditions of purchase of the Phase 4 Units are set forth in Article III.

(b) Jamba will pay Blendid (or at Jamba's discretion, the manufacturer of the Units) the full purchase price in advance for each Phase 4 Unit ordered. Blendid shall use its best efforts to offer Jamba a reduced per Unit purchase price of $XXXXX for Phase 4 Units; provided, however, that Blendid agrees that the actual Phase 4 Unit purchase price shall not exceed $XXXXX per Unit. Blendid shall report to Jamba any and all discounts and/or rebates offered by the manufacturer, and Blendid agrees that such amounts received by Blendid shall be used to reduce the actual Phase 4 Unit price.

(c) Upon receipt of notice from Blendid that a Phase 4 Unit is ready for delivery, Jamba will use commercially reasonable efforts to enter into a Jamba Agreement with an Operator for such Operator to operate such Unit in the United States or internationally as soon as practicable. After the start of operation, the respective Operators of the Phase 4 Units shall pay Blendid the Service Fees set forth in Section 2.09(b). Blendid shall have qualified, trained representatives capable of providing the Services (as defined below) within a given DMA prior to the first delivery of a Phase 4 Unit to such DMA; provided however, that Blendid shall not be required to provide representatives in more than twenty DMAs during Phase 4.

(d) Blendid shall procure Long-Lead Parts for at least fifty (50) additional Units.

(e) All Units that Jamba orders in excess of the Phase 4 Units during Phase 4 are the "**Phase 4 Stretch Goal Units**." The Parties agree to a goal of two hundred (200) Phase 4 Stretch Goal Units. Jamba agrees to a non-binding commitment to use commercially reasonable efforts to order the Phase 4 Stretch Goal Units within ninety (90) days after the Phase 4 PO Deadline.

Section 2.06 **Phase 5**. Phase 5 of the Commercialization Plan shall commence on the first date that all of the following conditions have been met: (i) at least thirty (30) Phase 4 Units achieve an average of $XXXXX in monthly Net Sales during a consecutive three-month period; (ii) collectively, the aggregate actual hours of operation for all deployed Units must exceed XX% of the aggregate number of scheduled hours of operation for all deployed Units during a consecutive three-month period; and (iii) XXXXX percent (XX%) or more of all orders at all deployed Units are from repeat customers (collectively, the "**Phase 5 Performance Metrics**"); provided, however, that Jamba reserves the right, in its sole discretion, to accelerate the commencement of Phase 5 prior to the Phase 5 Performance Metrics being achieved upon written notice to Blendid. For purposes of the Phase 5 Performance Metrics, the Units must be newly installed Phase 4 Units and will not include any Unit deployed during a prior phase, except as otherwise noted. Upon commencement of Phase 5:

(a) Jamba agrees to use commercially reasonable efforts to order four hundred (400) Units ("**Phase 5 Units**") by the later of: (i) ninety (90) days from the Phase 5 start date or (ii) five (5) months from the date the last Phase 4 Unit is ready to be delivered by Blendid ("**Phase 5 PO Deadline**"). Blendid shall arrange for delivery of the Phase 5 Units within four to eight months after the date of the purchase order. The other terms and conditions of purchase of the Phase 5 Units are set forth in Article III.

(b) Jamba will pay Blendid (or at Jamba's discretion, the manufacturer of the Units) the full purchase price for each Phase 5 Unit ordered. Blendid shall use its best efforts to offer Jamba a reduced per Unit purchase price of $XXXXX for the Phase 5 Units; provided, however, that Blendid agrees that the actual Phase 5 Unit purchase price shall not exceed $XXXXX per Unit. Blendid shall report to Jamba any and all discounts and/or rebates offered by the manufacturer, and Blendid agrees that such amounts received by Blendid shall be used to reduce the actual Phase 5 Unit price.

(c) Upon receipt of notice from Blendid that a Phase 5 Unit is ready for delivery, Jamba will use commercially reasonable efforts to enter into a Jamba Agreement with an Operator for such Operator to operate such Unit in the United States or internationally (at Jamba's discretion) as soon as practicable. After the start of operation, the respective Operators of the Phase 5 Units shall pay Blendid the Service Fees set forth in Section 2.09(b). Blendid shall have qualified, trained representatives capable of providing the Services (as defined below) within a given DMA prior to the first delivery of a Phase 5 Unit to such DMA; provided however, that Blendid shall not be required to provide representatives in more than forty DMAs during Phase 5, or no more than eighty DMAs if Jamba begins to order Phase 5 Stretch Goal Units (as defined below).

(d) Blendid shall procure Long-Lead Parts for at least one hundred (100) additional Units.

(e) All Units that Jamba orders in excess of the Phase 5 Units during Phase 5 are the "**Phase 5 Stretch Goal Units**." The Parties agree to a goal of 1,200 Phase 5 Stretch Goal Units. Jamba agrees to a non-binding commitment to use commercially reasonable efforts to order the Phase 5 Stretch Goal Units within ninety (90) days after the Phase 5 PO Deadline.

Section 2.07 **Most Favored Nation**. During the Term of this Agreement, Blendid represents and warrants that it will not grant to any other customer a Unit purchase price or Service Fee that is lower than the Unit purchase price or Service Fee that Blendid charges Jamba for similar volume commitments. If Blendid is able to secure a lower Unit purchase price than the best efforts or actual prices provided above as a result of a larger volume commitment from another customer, it will give Jamba an opportunity to piggyback on such lower price by ordering additional Units within 14 days of such notification. For the avoidance of doubt, such additional Unit ordered by Jamba shall count towards the purchase commitments and goals outlined in this Agreement.

Section 2.08 **Exclusivity**.

(a) Phase 1. During the entirety of Phase 1, Blendid agrees not to enter discussions or negotiations regarding the Blendid System with: (i) any quick service restaurant where more than fifty percent (50%) of its menu offerings consist of blended-to-order smoothies (a "**Competitive Business**"); and (ii) any retail beverage brand where more than fifty percent (50%) of its sales are derived from any type of non-alcoholic beverage (a "**Retail Beverage Brand**"). By way of example only (and not limitation), the Parties agree that the following brands are examples of Competitive Businesses: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. By way of example only (and not limitation), the Parties agree that the following brands are examples of Retail Beverage Brands: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX.

(b) Phase 2. Provided that Jamba places a purchase order for the Phase 2 Units in accordance with Section 2.03(a) by the Phase 2 PO Deadline, then Blendid shall not enter discussions or negotiations regarding the Blendid System with a Competitive Business or Retail Beverage Brand during the entirety of Phase 2.

(c) Phase 3. Provided that Jamba places a purchase order for the Phase 3 Units in accordance with Section 2.04(a) by the Phase 3 PO Deadline, then Blendid shall not enter discussions or negotiations regarding the Blendid System with a Competitive Business during the entirety of Phase 3. Provided further that Jamba places a purchase order for the Phase 3 Stretch Goal Units in accordance with Section 2.04(e) within 90 days after the Phase 3 PO Deadline, then Blendid shall not enter discussions or negotiations regarding the Blendid System with a Retail Beverage Brand during the entirety of Phase 3.

(d) Phase 4. Provided that Jamba places a purchase order for the Phase 4 Units in accordance with Section 2.05(a) by the Phase 4 PO Deadline, then Blendid shall not enter discussions or negotiations regarding the Blendid System with a Competitive Business during the entirety of Phase 4. Provided further that Jamba places a purchase order for the Phase 4 Stretch Goal Units in accordance with Section 2.05(e) within 90 days after the Phase 4 PO Deadline, then Blendid shall not enter discussions or negotiations regarding the Blendid System with a Retail Beverage Brand during the entirety of Phase 4.

(e) Phase 5. Provided that Jamba places a purchase order for the Phase 5 Units in accordance with Section 2.06(a) by the Phase 5 PO Deadline, then Blendid shall not enter discussions or negotiations regarding the Blendid System with a Competitive Business during the entirety of Phase 5. Provided further that Jamba places a purchase order for the Phase 5 Stretch Goal Units in accordance with Section 2.06(e) within 90 days after the Phase 5 PO Deadline, then Blendid shall not enter discussions or negotiations regarding the Blendid System with a Retail Beverage Brand during the entirety of Phase 5.

(f) Direct Sales by Blendid. If, in any Phase, Blendid deploys more non-Jamba-branded Units with any Jamba franchisee than the number of Jamba-branded Units deployed by such franchisee, then Jamba shall have the right to deduct the difference in Units (the number of Jamba-branded Units minus the number of non-Jamba branded Units) deployed in such Phase by such franchisee from its order commitment for the then-current Phase or the next Phase, in Jamba's sole discretion. If Jamba then places orders for the reduced Unit commitments in accordance with the deadlines for such Phase, then Jamba will have satisfied the conditions set forth herein to maintain Blendid's exclusivity commitment for such Phase. For the sake of clarity and for example purposes only, if Jamba deploys in Phase 3 10 Jamba-branded Units with an existing Jamba franchisee and Blendid deploys in Phase 3 25 non-Jamba-branded Units with the same franchisee, then Jamba may deduct 15 Units from its order commitment in Phase 3 or Phase 4 in its sole discretion.

(g) Blendid's Remedy for Jamba's Failure to Place Purchase Orders. The Parties acknowledge and agree that a release of Blendid's exclusivity obligations set forth in this Section 2.08 shall be Blendid's sole and exclusive remedy for Jamba's failure to timely submit any purchase order or satisfy any other obligation set forth in Section 2.05 and 2.06. Blendid hereby waives and releases, to the fullest extent permitted by applicable law, any and all other rights, remedies, claims and causes of action, whether in contract, tort or otherwise, known or unknown, foreseen or unforeseen, which exist or may arise in the future, arising under or based upon any federal, state or local law or any common law that Blendid may have against Jamba related to Jamba's failure to achieve the purchase commitments or goals set forth in Section 2.05 and 2.06.

(h) **Phase Unit Orders in Excess of Goals**. If, in any given Phase, Jamba orders more Units than the Stretch Goal Units required in such Phase (e.g., Phase 3 Stretch Goal Units in Phase 3), then the excess Units ordered by Jamba shall be credited toward Jamba's minimum Unit order commitment in the following Phase up to 20% of the total number of committed Units and Stretch Goal Units for the Phase in which the excess Units are ordered. For the sake of clarity and for example purposes only, if Jamba orders 110 Units in Phase 3, then (i) Jamba has satisfied the Phase 3 Unit requirement (30 Units) and the Phase 3 Stretch Goal Unit requirement (70 Units) necessary to receive full exclusivity protection during Phase 3 and (ii) the extra 10 Units ordered in Phase 3 shall be credited toward Jamba's Phase 4 Unit order commitment, meaning that Jamba need only order 90 additional Units to meet the Phase 4 Unit commitment. However, if Jamba orders 130 Units in Phase 3, then only 20 Units of the 30 excess Units shall be credited toward Jamba's Phase 4 order commitment (since the cap of such excess credits in Phase 3 is 20 (20% multiplied by the total of the 30 Phase 3 Units and the 70 Phase 3 Units)).

Section 2.09 **Service Fees**. As consideration for Blendid's provision of its consumer-facing applications, access to its restaurant management system, installation and activation support for the Units, and maintenance, support, and ongoing monitoring of the Units to ensure highly available service at all

times, Blendid shall be entitled to receive service fees from Operators in the amount specified in this Section ("**Service Fees**") through the Service Level Agreement.

(a) First 12 Months of Operation. The Service Fee for each Unit during its first 12 months of operation will be (i) for Phase 2 Units that begin, or Phase 1 Units that remain, operating during Phase 2, XX% of Net Sales, until the Unit achieves three consecutive months of $XXXXX in Net Sales per month, in which case the Service Fee will be XX% of Net Sales for the remainder of the first 12-month period or (ii) for Units that begin operating in or after Phase 3, XX% of Net Sales.

(b) Subsequent Months of Operation. For the period beginning on the first day after each Unit's first 12 months of operation until the last day of such calendar year, the Operator shall pay Service Fees in accordance with scale set forth below based on the amount of Net Sales in the first 12 months of operation. In each calendar year thereafter (i.e., January 1 – December 31), the Operator shall pay Service Fees in the accordance with the scale set forth below based on the Unit's Net Sales in the prior calendar year.

Service Fee	**Net Sales***
XX%	Under $XXXXX
XX%	$XXXXX - $XXXXX
XX%	$XXXXX - $XXXXX
XX%	$XXXXX - $XXXXX
XX%	More than $XXXXX

*Based on prior 12-month Net Sales per Unit

For example, if a Unit begins operation on May 1, 2022 and it is Phase 3 or later, then the Operator's Service Fee rate will be XX% for the period of time from May 2022 to May 2023. From May 1 to December 31, 2023, the Operator's Service Fee shall be based on the Net Sales in the first twelve months of operation (May 2022 to May 2023). For calendar year 2024, the Operator's Service Fee rate shall be based on the Net Sales in calendar year 2023 (e.g., January 1 to December 31).

(c) Blendid's Collection of Service Fees. All Service Fees shall be payable by the Operator no less than once every two weeks. Blendid (for Units that operate using the Blendid POS System) and Jamba (for Units that operate using the New POS System) shall share a settlement report with the other Party and reconcile any discrepancies in good faith. Both Parties will make a good faith effort to design the New POS System to allow for daily settlement of Service Fees. If the Service Fees are not received by Blendid as stipulated in this section within 14 days after the Operator's receipt of written notice of such nonpayment from Blendid, Blendid may suspend Services for such Unit only during the period of nonpayment of such fees.

(d) Net Sales. For purposes of this Agreement, "Net Sales" means the Unit's Gross Sales less (i) the amount of any sales tax, goods and services tax, value added tax, or consumption taxes imposed by any federal or local governmental authority directly on sales and actually collected from customers, provided that the amount of such tax is added to the selling price, disclosed on auditable receipts, and is actually paid to the imposing governmental authority; (ii) the amount of any sale of merchandise for which cash or credit has been refunded or credited during the quarter in which such sale occurred, for the amount of such refund or credit only; and (iii) the amount of the discount or complimentary items offered to customers (provided that in

no event shall the cumulative amount of any such discounts exceed 3% of Net Sales during any quarter). No other deductions or exclusions shall be taken from Gross Sales to calculate Net Sales. Any sale that has been included in Gross Sales for any quarter for which a refund is made in a subsequent quarter will be deducted from Gross Sales during the quarter in which such refund is made.

(e) No Responsibility for Operators or Managers. Notwithstanding anything to the contrary contained herein, neither Jamba nor any of its Affiliates will (i) be responsible for collecting Service Fees from Operators or Managers, (ii) guaranty the financial obligations of Operators or Managers, and (iii) be responsible or liable in any way for any acts or omissions of Operators, Managers, or such Operators' or Managers' Affiliates, including, without limitation, if any Operators, Managers, or their Affiliates fail to pay any Service Fees to Blendid. An "**Affiliate**" means an entity controlled by, controlling, or under common control with another entity.

Section 2.10 Operational and Support Services; Service Level Agreements.

(a) Services. In exchange for the Service Fees, Blendid shall provide Maintenance, Repair, Software-Related Services, and provide all necessary technical support (whether remote or onsite) for each Unit, as well as remote-monitoring of each Unit from its NOC (collectively, the "**Services**") to support a highly available operation of the Units. For purposes of this Agreement, "Maintenance" means routine care and upkeep of the Units beyond daily cleaning; "Repair" means fixing the Units if they are not working properly; and "Software-Related Services" means providing the software, including all components of the Blendid POS System and the API, required to operate the Units and ensuring the software is fully operational at least 99% of the Units' scheduled hours of operation.

(b) Service Level Agreement. Blendid agrees that its performance of such Services shall be subject to and governed by the Service Level Agreement that Blendid will enter into with each Operator, which will include written service levels and performance standards, including, without limitation, processes, deliverables, key performance indicators, and remedies available to Operators if Blendid fails to meet such service levels and performance standards. Between June 7, 2021 (the effective date of the Prior Agreement) and the completion of the Service Level Agreement in Phase 2, Blendid shall perform the Services in accordance with the terms set forth in this Agreement and in accordance with service levels and performance standards that are at least consistent with then-prevailing industry standards. Without limiting any of the foregoing, Blendid represents and warrants that the Services shall be at all times rendered with promptness and diligence and shall be executed in a professional and workmanlike manner by individuals who are adequately skilled, trained, and experienced in the tasks to be performed.

Section 2.11 Standard Operating Procedures. The Parties agree that Blendid shall provide to the Operators operational instructions, processes, specifications, and standard operating procedures for the daily operation and servicing of the Blendid System (the "**SOPs**"), which shall include, without limitation, procedures for management of the supply chain for Products, storage of Products in a back-of-house storage facility, prep and replenishment of Products in the Blendid System, cleaning of various components and surfaces in the Blendid System as defined in the SOP, upkeep of the location, and responding to service alerts from the NOC, and procedures for filing Warranty Claims (as defined below) (collectively, the "**Unit Operations**"). Operators will be required by Blendid through the Service Level Agreement to follow the SOPs in order to ensure that the Units function properly. The Parties further agree that Jamba will have the right, but not the obligation, to enforce its brand standards, including those

standards that govern cleaning and maintenance of equipment, and modify existing brand standards, or develop new standards as necessary, relating to Unit Operations. Jamba also will encourage the Operators to cooperate with Blendid on the cleaning, maintenance, repairs, and issues related to hardware and software of the Units. Operators will be responsible for the Unit Operations and notifying Blendid promptly of problems with any Unit.

Section 2.12 **Reporting**. Blendid will establish and maintain at its expense a bookkeeping, accounting, and recordkeeping system conforming to the requirements and formats Jamba prescribes from time to time.

(a) During the Term, Blendid agrees to provide Jamba in the manner and format that Jamba prescribes at any time and from time to time:

(i) on or before Wednesday of each week, a written accounting report for each Unit for the previous week (the "**Weekly Operating Report**"), which will consist of (x) for all Units that operate using the Blendid POS System, by SKU or applicable Product identifier: (a) Gross Sales; (b) Net Proceeds (for Phase 1 Units only); (c) retail prices charged to consumers for Products; and (d) SKU level sales data and (y) for all Units, an uptime report and summary of any Warranty Claims or repair or maintenance visits.

(ii) on or before the fifth day of each month, a written accounting report for each Unit for the previous month that includes the information included in the Weekly Operating Report (the "**Monthly Operating Report**"), plus, for Phase 1 Units, data on (a) cost of Products sold; (b) itemization of Operational Costs; and (c) actual operating margin;

(iii) within thirty (30) days after the end of each calendar quarter, the operating statements, statistical reports, and other information pertaining to Units that Jamba requests covering the previous calendar quarter and the fiscal year to date, which Blendid must certify to be true and correct statements; and

(iv) for the Phase 1 Units, on or before the fifth day of each month, a written report comparing the financial and sales performance of the Blendid System at the Phase 1 Units to the aggregated performance of the Blendid System at other locations operated by Blendid (the "**Comparison Report**"), to the extent that such inclusion and sharing is permissible in contracts for other Blendid locations. The Comparison Report shall contain unit-level aggregated data for other locations similar to the Weekly Operating Report.

(b) Blendid agrees to verify and sign each report in the manner Jamba prescribes. Jamba may disclose data derived from these reports. Jamba may, as often as it deems appropriate (including on a daily basis), access the Blendid POS Systems and any other Blendid computer systems related to the operation of the Units and retrieve all information relating to the Units' operations. Blendid agrees to preserve and maintain all records in a secure location for at least seven years (including, but not limited to, sales checks, purchase orders, invoices, customer lists, sales tax records and returns, cash receipts and disbursement journals, and general ledgers). Jamba may require Blendid to have audited financial statements prepared annually during the Term.

Section 2.13 Jamba's Reports to Blendid. After the then-active Units have transitioned to the New POS System, on or before the fifth (5th) day of each month, Jamba shall provide to Blendid a written accounting report for the prior month's activity for each location that includes by SKU or applicable Product identifier: (a) Gross Sales; (b) Net Sales; and (c) retail prices charged to consumers for Products.

ARTICLE III. EQUIPMENT SALE AND PURCHASE

Section 3.01 Sale and Purchase Obligations. Blendid shall sell to Jamba (or its designee), and Jamba (or its designee) shall purchase from Blendid, the Units. Jamba's designee may be a franchisee in the Jamba franchise network operating a Jamba store pursuant to an effective Jamba Agreement.

Section 3.02 Delivery. Blendid shall deliver the Units in the quantities and on the date(s) specified in a Unit purchase order or as otherwise agreed in writing by the Parties (the "**Delivery Date**"). Timely delivery of the Units is of the essence. All Units shall be delivered to the addresses specified in writing by Jamba (which, for the avoidance of doubt, will typically be the address where each Unit will be installed and operated) (the "**Delivery Locations**") during normal business hours or as otherwise agreed by Blendid and Jamba or the Operator.

Section 3.03 Shipping Terms. Blendid will cover all costs of transport (including freight and insurance) and assume all risk of the Units until delivery and installation of the Unit at the Delivery Location. Blendid shall be responsible for storing any units prior to their shipment to Delivery Locations. Blendid shall give written notice of shipment to Jamba (or the applicable Operator) when the Unit is delivered to a carrier for transportation.

Section 3.04 Pricing and Payment. Jamba shall purchase Units from Blendid at the purchase prices indicated above for each Phase, as may be modified from time to time by agreement of the Parties (the "**Price**"). The Price includes all packaging, transportation costs to the Delivery Location, insurance, and fees and applicable taxes, including, but not limited to, all sales, use, or excise taxes. No increase in the Price is effective, whether due to increased material, labor, or transportation costs or otherwise, without the prior written consent of Jamba. Jamba reserves the right to withhold payment of any amounts Jamba disputes in good faith. All payments hereunder must be in US dollars and made by wire transfer. In the event of a payment dispute, Jamba shall deliver a written statement to Blendid no later than three (3) days prior to the date payment is due on the disputed invoice listing all disputed items. The Parties shall seek to resolve all such disputes expeditiously and in good faith in accordance with Article IX. Blendid shall continue performing its obligations under this Agreement notwithstanding any such dispute.

Section 3.05 Title and Risk of Loss. For all Phase 1 Units, Blendid shall retain title to all Phase 1 Units and shall bear the entire risk of loss and damage to such Units unless or until the ownership of each such Unit is later transferred to a third party as part of the conversion of each such Units to a Unit operated under a Jamba Agreement. For all Units other than Phase 1 Units, (i) title passes to Jamba (or the Operator) upon installation of the Unit at the Delivery Location, and (ii) Blendid bears all risk of loss or damage to the Unit until installation at the Delivery Location.

Section 3.06 Unit Warranty. Blendid warrants to Jamba that for a period of sixty (60) months from the date of delivery of a Unit to Jamba or an Operator (the "**Warranty Period**"), all Units delivered will: (a) be free from any defects in workmanship, material, and design; (b) conform to applicable specifications and other requirements specified by Jamba (the "**Unit Specifications**"); (c) be fit for their

intended purpose and operate as intended; (d) be merchantable; (e) be free and clear of all liens, security interests, or other encumbrances; and (f) not infringe or misappropriate any third party's patent or other intellectual property rights. These warranties survive any delivery, inspection, acceptance, or payment of or for the Unit by Jamba and shall transfer to any Operator that purchases such Units from Jamba. These warranties are cumulative and in addition to any other warranty provided by law or equity. Any applicable statute of limitations runs from the date of Jamba's or Operator's discovery of the noncompliance of the Unit with the foregoing warranties.

Section 3.07 **Warranty Claims**. If (a) Jamba or an Operator believes that a Unit, or any component of a Unit, is defective or otherwise fails to conform to the Unit Specifications or operate in accordance with the SOPs and (b) Blendid is providing Services for such a Unit pursuant to a Service Level Agreement (unless such agreement is terminated due to the termination of this Agreement or due to Blendid's default), Jamba or an Operator shall be entitled to submit a warranty claim detailing the existence and nature of any detail or nonconformance (a "**Warranty Claim**") in accordance with the procedure set forth in this Section, provided that such Warranty Claim may only be submitted prior to the expiration of the Warranty Period and within 30 days of the Unit owner becoming aware of such defect or nonconformance. Blendid shall have a reasonable opportunity, not to exceed 15 days from receipt of notification of a Warranty Claim that does not prevent the operation of the Blendid System and within 48 hours from receipt of notification of a Warranty Claim that does prevent the operation of the Blendid System, to inspect such Unit and investigate the Warranty Claim. If this inspection and/or investigation confirms a valid Warranty Claim, Blendid shall (at its option and at no additional charge to Jamba or the Operator) Repair the defective Unit (or component thereof) or replace the Unit (or component thereof) with the same or equivalent Unit (or component thereof) and pay for all related expenses, including, but not limited to, transportation charges for the return of the defective or nonconforming Unit to Blendid and the delivery of repaired or replacement Unit to the Delivery Location. If this inspection and/or investigation indicates the Warranty Claim is not valid, then Blendid may invoice the owner of the Unit for the cost of replacement parts or components required to restore operation of the Unit or component thereof and related delivery and labor costs. Repaired or replaced Units or related components are warranted for the balance of the original Warranty Period. If the Unit owner and Blendid disagree as to whether a Warranty Claim is timely and valid, the Parties shall first attempt to resolve the dispute through discussions between executives before initiating a legal action. The Parties agree that the Service Level Agreement shall incorporate terms governing the handling of Warranty Claims consistent with this Section.

Section 3.08 **Unit Returns**. Neither Jamba nor its designee(s) shall be required to accept Units that do not conform to the Unit Specifications or the warranty set forth herein. Blendid will accept returns of non-conforming Units, and shall be responsible for all delivery and storage costs associated with the return of such Units, and refund Jamba the Price of any such Units and any related delivery or storage expenses incurred by Jamba. Blendid will use commercially reasonable effort to assist Jamba and any Operators in finding purchasers for Units upon termination or expiration of this Agreement and/or upon termination or expiration of a franchise agreement, lease, or other agreement which grants rights necessary to operate a Unit in a Delivery Location.

Section 3.09 **POS System**.

(a) Until the New POS System is developed and implemented, (i) Blendid, as part of the Software-Related Services, is responsible for the installation of, maintenance of, and development and issuance of updates and patches for the Blendid POS System, as well as the collection and distribution of revenue for sales processed through such system, and (ii) Blendid will own all

Customer Information Blendid collects and/or receives through the Blendid POS System in use at any Unit. "**Customer Information**" means names, contact information, financial information, purchasing history, market research data, and other personal information of or relating to the customers of a Unit. Blendid represents that its collection, storage and use of Customer Information will comply with all Laws and that it will employ reasonable means to safeguard the confidentiality, integrity, and security of the Customer Information.

(b) Upon the commencement of Phase 2, the Parties agree to commence work on the development of the New POS System, the cost of which will be paid by Jamba. The New POS System, and any related source code and software, will be owned and controlled by Jamba. Once the New POS System is developed and implemented, Blendid will continue to install and maintain the New POS System on any Units, as part of the Services. However, Jamba will be responsible for the development and issuance of updates and patches for the New POS System software. As part of the development of the New POS System, the Parties will negotiate in good faith and execute an addendum to this Agreement specifying each Party's respective obligations with respect to the ownership, collection, storage, sharing and use of Customer Information to be collected and/or received through the New POS System. Jamba will be responsible for the collection and distribution of revenue for sales processed through the New POS System.

ARTICLE IV. INTELLECTUAL PROPERTY RIGHTS

Section 4.01 <u>Development of Menu and Formulas</u>.

(a) <u>Background IP</u>. For purposes of this Agreement, "**Background IP**" means, with respect to a Party, all intellectual property rights that were (a) owned or controlled by such Party (or such Party's Affiliates) as of the Effective Date (as defined in Section 7.01); or (b) created, conceived, or developed during the Term independently by such Party's (or such Party's Affiliates') employees, consultants, or contractors without contribution or assistance from the other Party or the use of the other Party's (or the other Party's Affiliates') Confidential Information or intellectual property, provided that such intellectual property was not created, conceived, or developed in the course of work performed under this Agreement. For the sake of clarity, the Parties understand and agree that: (i) Background IP of Jamba (the "**Jamba Background IP**") includes any Jamba proprietary ingredients (the "**Jamba Proprietary Ingredients**") and any Jamba proprietary recipes and/or formulas (the "**Jamba Formulas**") and (ii) Background IP of Blendid (the "**Blendid Background IP**") includes any Blendid proprietary recipes and/or formulas (the "**Blendid Formulas**"). Jamba shall continue exclusively to own and retain all right, title, and interest in all of the Jamba Background IP, without the need to account to or obtain consent from Blendid to retain, license, or exploit the Jamba Background IP. Blendid shall continue exclusively to own and retain all right, title, and interest in all of the Blendid Background IP without the need to account to or obtain consent from Jamba to retain, license or exploit the Blendid Background IP. Jamba will not challenge or contest Blendid's (or Blendid's Affiliates') ownership of the Blendid Background IP, and Blendid will not challenge or contest Jamba's (or Jamba's Affiliates') ownership of the Jamba Background IP.

(b) <u>Formula Development</u>. The Parties will collaborate to develop the recipes and/or formulas ("**Formulas**") for the Products to be offered in the Units. Any Formula created, conceived, or developed as result of the work performed for this Agreement (including work performed since the Effective Date) (a "**Developed Formula**"), including, without limitation, any improvements, enhancements, modifications or adaptations of any Jamba Formula or

Blendid Formula or any new Formula that is unrelated to any Jamba Formula or Blendid Formula, shall be exclusively owned and retained by Jamba, regardless of inventorship or contribution. Blendid hereby assigns to Jamba, without payment of any additional consideration, any and all right, title, and interest in and to all such Developed Formulas that are in existence as of the Agreement Date. For all Developed Formulas developed after the Agreement Date, Blendid will assign to Jamba, without payment of any additional consideration, any and all right, title, and interest in and to all such Developed Formulas. Blendid will cooperate with Jamba's request to execute any documents and take any other actions reasonably required by Jamba to evidence and establish Jamba's ownership of all Developed Formulas now in existence or developed in the future.

(c) Product Approval. Jamba shall have the right to approve all Products sold through Units, including the Formulas used in each such Product. Blendid must provide a sample production version of each Product to be produced through the Blendid System for final approval by Jamba prior to commencement of any sales of such product during the Initial Pilot Project and any later phases of the Commercialization Plan.

Section 4.02 Jamba Intellectual Property. The Parties acknowledge and agree that Jamba consents to the use of the Jamba Marks at the Phase 1 Locations, but that Jamba does not grant Blendid a license to use Jamba's Marks except to the extent necessary for Blendid to perform the Services or otherwise fulfill its obligations under this Agreement. Unless otherwise specified by Jamba with respect to a particular Unit, use of the Jamba Marks in Phase 2 and beyond will be governed by the Jamba Agreements between Jamba and an Operator. All tangible and intangible materials that are created, developed, written, conceived, used or made on behalf of Jamba as a result of or in connection with the Services or the performance of Blendid's obligations under this Agreement, including, as applicable (a) all ideas, concepts, plans, events, sketches, layouts, copy, promotions, commercials, media lists, films, photographs, software or source code related to the New POS System, illustrations, transcriptions, literary and artistic materials, Developed Formulas, transcriptions or other similar deliverables and any materials incorporated therein, finished or unfinished, used or unused, and all drafts thereof, (b) all derivative works thereof, delivered to Jamba, and any results or proceeds therefrom, and (c) all goodwill associated therewith (collectively, "**Jamba Work**") are and will be the sole and exclusive property of Jamba. Pursuant to the US Copyright Act, as amended, such Jamba Work is considered a "work made for hire" and Blendid will assign all right, title and interest in and to such work to Jamba and, where necessary, will execute any and all documents reasonably necessary to evidence Jamba's ownership. Jamba acknowledges and agrees that Blendid may identify the Units as "Jamba by Blendid" Units.

Section 4.03 License of Blendid System IP. The Parties acknowledge and agree that Blendid will provide any party that is operating a Unit (whether the Unit is operated by Jamba, Jamba's Affiliates, or an Operator) with the right to use the Blendid System Intellectual Property in conjunction with the operation of the Units through the Service Level Agreement. For the avoidance of doubt, Blendid does not grant a license to any party to use the Blendid System Intellectual Property unless (i) such party executes a Service Level Agreement for one or more Units to be operated by such party and such Service Level Agreement is in effect or (ii) otherwise agreed by the Parties. Blendid hereby grants Jamba a royalty-free license, with the right to sublicense, certain Blendid trademarks (including the BLENDID word mark and logo) (the "**Blendid Marks**") to be used in conjunction with the operation and marketing of the Units. Blendid acknowledges and agrees that Jamba may identify, and grant Operators the right to identify, the Units as "Jamba by Blendid" Units.

ARTICLE V. CONFIDENTIALITY

Section 5.01 Definitions.

(a) "**Confidential Information**" means any non-public information related to this Agreement, the Commercialization Plan, or the Initial Pilot Project or information that, by its nature, would reasonably be expected to be held in confidence or kept secret. Without limiting the definition of "Confidential Information," all the following will be conclusively presumed to be Confidential Information whether or not designated by a Party disclosing such information (the "**Disclosing Party**") to the Party receiving such information (the "**Receiving Party**") as such and whether transmitted through written, oral, or visual means: (i) brand standards or operating procedures; (ii) pricing information and models; (iii) plans, layouts, designs, drawings, specifications, hardware buildout, source code, operational dashboards and associated data for a Blendid System; (iv) methods of preparing and serving Products; (v) sources (or prospective sources) of supply and all information related to or concerning the same, including the identity and pricing structures with any suppliers; (vi) training materials; (vii) business plans and strategies; (viii) this Agreement and any related schedules, exhibits, attachments, or addenda and all terms contained therein; (ix) any information collected from customers; (x) agreements and any contractual terms negotiated with landlords or owners of Delivery Locations; (xi) any information related to Operators; and (xii) other information that either Disclosing Party discloses to the Receiving Party, except where such information is a Trade Secret (defined below).

(b) "**Trade Secret**" means information that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use. Without limiting the definition of "**Trade Secrets**," the Jamba Formulas and Formulas will be conclusively presumed to be Trade Secrets of Jamba.

(c) Exclusions from Confidential Information. The following information shall not be considered Confidential Information: information that the Receiving Party can reasonably demonstrate (a) was in the public domain at the time of receipt by the Receiving Party; (b) entered the public domain after receipt by the Receiving Party, but through no fault of the Receiving Party; (c) was known by the Receiving Party prior to its receipt; (d) is lawfully disclosed to the Receiving Party by a third party that was not under an obligation of confidence to the Disclosing Party; or (e) which the Receiving Party is compelled to disclose by law or legal process, provided that the Disclosing Party is given prompt written notice of any such requirement and an opportunity to contest such disclosure

Section 5.02 Confidentiality Obligations. During the Term, the Receiving Party of any Confidential Information or Trade Secrets must not:

(a) appropriate or use any Confidential Information or any Trade Secret for any purpose other than to fulfill its obligations under this Agreement or to carry out the purpose of this Agreement;

(b) copy, duplicate, record, digitally reproduce, or otherwise reproduce any of the Confidential Information or Trade Secrets, in whole or in part, except as otherwise authorized in this Agreement or by the Disclosing Party in writing;

(c) disclose or reveal any portion of the Confidential Information or any Trade Secret to any person, other than to its directors, officers, owners, management employees, or others who: (a) have a legitimate business need to know of it to implement the Agreement, (b) are aware of the confidentiality restrictions in this Agreement, and (c) are similarly bound not to disclose the Confidential Information by an agreement at least as restrictive as the terms of this Agreement;

(d) divulge or use any Confidential Information or any Trade Secret for the benefit of any other person or entity except as expressly authorized by the Disclosing Party; or

(e) for three (3) years after the termination or expiration of this Agreement, the Receiving Party of any Confidential Information must not (i) use any Confidential Information for any purpose or (ii) divulge or use any Confidential Information for the benefit of any other person or entity.

Section 5.03 **Trade Secrets**. At any time after the termination or expiration of this Agreement, the Receiving Party of any Trade Secrets must not (i) use any Trade Secret for any purpose or (ii) divulge or use any Trade Secret for the benefit of any other person or entity.

Section 5.04 **Liability**. The Receiving Party shall be liable for any breach of this Article V by any of its representatives. All right, title and interest in and to the Confidential Information and Trade Secrets (including without limitation, all patent, copyright, trademark, trade secret and other proprietary rights and interests therein) will remain the Disclosing Party's exclusive property at all times, unless otherwise specified by this Agreement.

Section 5.05 **No Warranty**. CONFIDENTIAL INFORMATION AND TRADE SECRETS ARE PROVIDED "AS IS" WITH ALL FAULTS. IN NO EVENT SHALL THE DISCLOSING PARTY BE LIABLE FOR THE ACCURACY OR COMPLETENESS OF THE CONFIDENTIAL INFORMATION OR TRADE SECRETS.

Section 5.06 **Equitable Relief**. The Receiving Party acknowledges and agrees that the restrictions contained in this Agreement are necessary for the protection of the business and property of the Disclosing Party and considers them to be reasonable for such purpose. The Receiving Party agrees that any breach of this Agreement may cause the Disclosing Party substantial, irreparable and irrevocable damage and therefore, in the event of such breach, the Disclosing Party shall be entitled to specific performance and other injunctive relief, in addition to such other remedies as may be afforded by applicable law.

ARTICLE VI. INDEMNIFICATION; INSURANCE

Section 6.01 **Indemnification by Blendid**. Blendid shall defend, indemnify and hold harmless Jamba and its Affiliates and its and their officers, directors, employees, agents, managers, members, shareholders, successors and permitted assigns (the "**Jamba Indemnified Parties**") from and against all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees, fees, and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers ("**Losses**") arising out of or resulting from any third- party claim, suit, action or proceeding (each, an "**Action**") arising out of, resulting from, or related to: (i) the bodily injury, death of any person or damage to real or tangible, personal property resulting from the negligent or willful acts or omissions of Blendid or any of

its designees (including Managers); (ii) the operation of the Phase 1 Units, including the sourcing, storage, and replenishment of Products; (iii) the installation, maintenance, or repair of any Unit; (iv) the storage of ingredients and the preparation of the Products by the Blendid Systems, except to the extent the Action is found by a court of competent jurisdiction to result from any requirements, instructions, directives, specifications, or non-conformance of the SOP by Jamba or an Operator; (v) Blendid's provision of (or failure to provide) the Services; (vi) a material breach by Blendid of any representation, warranty, or obligation of Blendid set forth in this Agreement; (vii) a claim that the Blendid System Intellectual Property, the Blendid Background IP, or the Blendid Marks infringe, violate, or misappropriate a valid patent, copyright or other intellectual property right of a third party; (viii) Blendid's actual or alleged noncompliance with any Laws; and (ix) any allegation that Jamba or another Jamba Indemnified Party is a joint employer or otherwise responsible for Blendid's acts or omissions relating to its employees. Blendid shall not enter into any settlement without Jamba's prior written consent.

Section 6.02 <u>**Indemnification by Jamba**</u>. Subject to Sections 2.09(e) and 11.02, Jamba shall defend, indemnify and hold harmless Blendid and its Affiliates and its and their officers, directors, employees, agents, shareholders, successors and permitted assigns (the "**Blendid Indemnified Parties**") from and against all Losses arising out of or resulting from any third-party Action arising out of, resulting from, or related to: (i) the bodily injury, death of any person or damage to real or tangible, personal property resulting from the grossly negligent or willful acts or omissions of Jamba (not including any acts or omissions of third-party Operators or Managers); (ii) the marketing or sale by Jamba of an Unit to a third party, except to the extent any such Action relates to a representation, misrepresentation, action, or omission by Blendid; (iii) the operation of all Units operated by Jamba or its Affiliates (not including any Units operated by third-party Operators or Managers), including the sourcing, storage, and replenishment of the Products, except to the extent that any such Action relates to an equipment malfunction or other defect in the Blendid System; (iv) a material breach by Jamba of any representation, warranty, or obligation of Jamba set forth in this Agreement; and (v) a claim that the Jamba Marks infringe, violate, or misappropriate a valid trademark, copyright or other intellectual property right of a third party.

Section 6.03 <u>**Indemnification Procedure**</u>. A Party that is being indemnified (the "**Indemnified Party**") will promptly notify the Party from whom it is seeking indemnification ("**Indemnifying Party**") upon becoming aware of an Action, any Losses, or discovery of facts or any other claim that may give rise to a request for indemnification from the Indemnifying Party pursuant to this Article VI, provided, however, that the failure to provide such notice shall not release the Indemnifying Party from its indemnification obligations under Section 6.01 or 6.02 above, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within 15 days thereafter assuming full responsibility for Losses resulting from such Action, to assume and control the defense of such claim, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. If (i) the Indemnified Party shall have been advised by counsel that there are one or more legal or equitable defenses available to it that are different from or in addition to those available to the Indemnifying Party and, in the reasonable opinion of the Indemnified Party, the counsel that the Indemnifying Party has selected could not adequately represent the interests of the Indemnified Party because such interests could be in conflict with the Indemnified Party's interests; (ii) the Indemnifying Party does not assume responsibility for such Losses in a timely manner; (iii) the claim involves any elements of the Intellectual Property, or (iv) the Indemnifying Party fails to defend a claim with counsel reasonably satisfactory to the Indemnified Party as contemplated above, then the Indemnified Party shall have the right to assume the defense of any claims and employ counsel of its own choosing and the Indemnifying Party shall pay the reasonable fees and disbursements of the Indemnified Party's counsel as incurred; provided that in any case, the Indemnifying Party shall

not be obligated to pay the expenses of more than one separate counsel for all Indemnified Parties taken together. In connection with any Action, the Jamba Indemnified Parties or Blendid Indemnified Parties, whichever is not assuming the defense of such claim, shall have the right to participate in such claim and to retain its own counsel at such party's own expense.

Section 6.04 **Cooperation and Settlement**. The Indemnifying Party shall keep the Indemnified Parties (as the case may be) reasonably apprised of, and shall respond to any reasonable requests concerning, the status of the defense of any Action of which it is maintaining and shall cooperate in good faith with each other with respect to the defense of any such claim. An Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent may not be unreasonably withheld, conditioned, or delayed), (a) settle or compromise any claim or consent to the entry of any judgment with respect to any claim which does not include a written release from liability of such claim for the Indemnified Party, or (b) settle or compromise any claim in any manner that may adversely affect the Indemnified Party other than as a result of money damages or other monetary payments which will be paid by the Indemnifying Party. No claim which is being defended in good faith by the Indemnifying Party in accordance with the terms of this section shall be settled by the Indemnified Party without the Indemnifying Party's prior written consent (which consent may not be unreasonably withheld, conditioned, or delayed).

Section 6.05 **Survival and Recovery**. Each Party's obligations in this section will continue in full force and effect subsequent to and notwithstanding this Agreement's expiration or termination. An Indemnified Party need not seek recovery from any insurer or other third party, or otherwise mitigate its Losses, in order to maintain and recover fully a claim against the Indemnifying Party. The Parties agree that a failure to pursue a recovery or mitigate a Loss will not reduce or alter the amounts that an Indemnified Party may recover from the Indemnifying Party under this Section.

Section 6.06 **Insurance**.

(a) At all times during the Term of this Agreement, and for a period of five (5) years thereafter, Blendid must maintain a comprehensive business insurance program, including property, commercial general liability, automobile liability, business property, umbrella, workers' compensation, cyber liability, and employment practices liability. At a minimum, Blendid shall procure and maintain, at its sole cost and expense: (a) commercial general liability insurance with limits of no less than $1,000,000 per occurrence and $2,000,000 in the aggregate, including bodily injury and property damage and products and completed operations liability, which policy will include contractual liability coverage insuring the activities of Blendid under this Agreement; (b) personal and advertising injury insurance with limits of no less than $1,000,000 per occurrence; (c) products and completed operations coverage with limits of no less than $2,000,000 in the aggregate; (d) fire damage insurance with limits of no less than $100,000; (e) medical expense insurance with limits of no less than $10,000 per occurrence; (f) bodily injury and property insurance with no less than a $2,000 deductible per occurrence; (g) commercial automobile liability insurance with limits of no less than $1,000,000 per accident, including all owned, hired, and non-owned vehicles, covering bodily injury (including death) and property damage; (h) workers' compensation and employer's liability insurance with limits of no less than $500,000 per accident, per disease, and per employee; and (i) technology errors and omissions/cyber liability insurance with limits of no less than $1,000,000, including network security/privacy covering liability for loss or damage due to an act, error, omission, or negligence, and for claims arising from unauthorized access.

(b) Blendid agrees that the policy limits for its commercial general liability and products liability or umbrella or excess coverage shall increase in each Phase in the aggregate as follows: (i) $8,000,000 in Phase 3; (ii) $15,000,000 in Phase 4; and (iii) $25,000,000 in Phase 5. Blendid further agrees that policy limits for technology errors and omissions/cyber liability insurance shall also increase in each Phase until the Blendid POS System is replaced by the New POS System.

(c) Blendid's obligation to maintain this insurance will not be limited in any way by reason of any insurance that Jamba or an Operator may maintain, nor will it relieve Blendid of its indemnity obligations in Section 6.01 (Indemnification). These policies are required to respond on a primary and non-contributory basis to any insurance carried by Jamba or its Affiliates and may not otherwise limit coverage for tort liabilities assumed in this Agreement. Jamba may from time-to-time increase, decrease, add to, delete from, or modify the mandatory insurance coverages it requires in accordance with reasonable and customary changes in the industry, as Jamba determines. Jamba reserves the right to obtain a master insurance policy on behalf of the Operators for certain types of coverage and require Blendid to pay all or a portion of Blendid's proportionate share of coverage under the master policy to Jamba or the Operator.

(d) At all times during the Term of this Agreement, and for a period of five (5) years thereafter, Jamba must maintain a comprehensive business insurance program, including property, commercial general liability, automobile liability, business property, umbrella, workers' compensation, cyber liability, and employment practices liability. At a minimum, Jamba shall procure and maintain, at its sole cost and expense: (a) commercial general liability insurance with limits of no less than $1,000,000 per occurrence and $2,000,000 in the aggregate, including bodily injury and property damage and products and completed operations liability, which policy will include contractual liability coverage insuring the activities of Jamba under this Agreement; (b) personal and advertising injury insurance with limits of no less than $1,000,000 per occurrence; (c) products and completed operations coverage with limits of no less than $2,000,000 in the aggregate; (d) fire damage insurance with limits of no less than $100,000; (e) medical expense insurance with limits of no less than $10,000 per occurrence; (f) bodily injury and property insurance with no less than a $2,000 deductible per occurrence; (g) commercial automobile liability insurance with limits of no less than $1,000,000 per accident, including all owned, hired, and non-owned vehicles, covering bodily injury (including death) and property damage; (h) workers' compensation and employer's liability insurance with limits of no less than $500,000 per accident, per disease, and per employee; (h) technology errors and omissions/cyber liability insurance with limits of no less than $5,000,000, including network security/privacy covering liability for loss or damage due to an act, error, omission, or negligence, and for claims arising from unauthorized access; and (i) umbrella or excess insurance with limits no less than $10,000,000 per occurrence and $25,000,000 in the aggregate.

Section 6.07 **<u>Carrier; Proof of Insurance</u>**. All insurance policies required in Section 6.06(a): (i) must be issued by an insurance carrier authorized to conduct business in the state in which the Unit is located and be rated "A-" (Excellent) / VIII ($100M to $250M policy holder surplus) or better by A.M. Best and Company, Inc., or its successor; (ii) must insure Blendid and name Jamba and its Affiliates, its and their permitted successors and assigns, each of its and their respective direct and indirect owners, directors, officers, managers, employees and agents, and the Operators as additional insureds for claims arising from Blendid's business, the Blendid System, the Units, and Blendid's operations, and include a waiver of subrogation in favor of Jamba; (iii) should stipulate (to the extent Blendid is able to negotiate such provision) that the insurer will deliver 30 days' written notice to Jamba before any cancellation or

modification, except 10 days for non-payment of premiums; (iv) unless otherwise noted, must be written on occurrence based policy forms; and (v) may not be subject to unreasonable deductibles or retentions without Jamba's prior written approval. Blendid must deliver proof of its compliance with this Section to Jamba so that Jamba receives proof: (a) before Blendid installs any Unit; (b) annually on the expiration, renewal, or replacement of each policy; and (c) within 10 days after Jamba makes any demand therefor. All insurance policies required under Section 6.06(d) shall be issued by insurance companies with a rating of no less than A-VIII and shall name Blendid and its Affiliates and their permitted successors and assigns and their respective direct and indirect owners, directors, officers, managers, employees and agents as additional insureds. Upon written request, Jamba will provide Blendid with copies of the certificates of insurance for all insurance required in Section 6.06(d).

ARTICLE VII. TERM AND TERMINATION

Section 7.01 Term. The term of this Agreement (the "**Term**") commences on July 31, 2020 (the "**Effective Date**") and continues until the expiration or termination date of the last Jamba Agreement between Jamba and the Operator of a franchise that operates a Unit, unless and until sooner terminated as provided in Section 7.02 (Termination) or extended with mutual consent by both Parties.

Section 7.02 Termination. This Agreement may be terminated before the expiration date of the Term on written notice by either Party if: (a) the other Party materially breaches any provision of this Agreement and either the breach cannot be cured or, if the breach can be cured, it is not cured by the breaching party within thirty (30) days after the breaching Party's receipt of written notice of such breach; or (b) the other Party: (i) becomes insolvent; (ii) is generally unable to pay, or fails to pay, its debts as they become due, (iii) files, or has filed against it, a petition for voluntary or involuntary bankruptcy; (iv) makes or seeks to make a general assignment for the benefit of its creditors; or (v) applies for, or consents to, the appointment of a trustee, receiver or custodian for a substantial part of its property or business. In addition, Jamba may terminate this Agreement if there is a change of control of Blendid that results in Blendid owning, being owned or controlled by, under common control with, or otherwise affiliated with a Competing Brand or Retail Beverage Brand.

Section 7.03 Post-Termination License. Following the expiration or termination date of this Agreement (the "**Termination Date**"), if Jamba has entered into a Jamba Agreement for the operation of a Unit, then until the expiration or termination of such Jamba Agreement:

(a) Blendid shall fulfill any Unit orders that have been placed prior to the Termination Date and shall complete all delivery and installation services, provided that Jamba may cancel any orders and receive a full refund for such orders if Jamba terminates this Agreement pursuant to Section 7.02 (Termination). If Blendid is unable to fulfill an order or fails to do so, (i) Blendid shall refund to Jamba the Price paid for the Units and (ii) Blendid shall provide Jamba with direct access to such manufacturer and all information and documentation necessary to arrange for the completion of the manufacture and delivery of such Unit.

(b) Jamba shall have, and have the right to sublicense to Operators, a worldwide, nonexclusive, limited license to use and distribute the Blendid System Intellectual Property and related materials for the sole purpose of allowing the continued operation of such Units by the Operators. This license shall continue as to any Unit so long as the Operator continues to operate any such Unit pursuant to a Jamba Agreement, and this license shall terminate upon the permanent cessation of operation of all such Units.

(c) If, on the date of expiration or termination of this Agreement, any Unit is using the Blendid POS System, then Blendid shall: (i) continue to process payments and reports through such system in accordance with this Agreement and (ii) provide commercially reasonable cooperation to Jamba in the transition and implementation of the New POS System or an alternate POS system for such Units.

(d) Blendid shall continue to provide the Services for the benefit of such Operators and shall maintain a sufficient inventory of, and shall supply Unit owners with, all necessary parts to maintain and/or operate any Unit, provided, that (i) if this Agreement is terminated by Jamba pursuant to Section 7.02 (Termination), then the Service Fees payable to Blendid by such Operators shall be XX% of Net Sales; (ii) if this Agreement is terminated for any other reason, then the Service Fees payable to Blendid by such Operators shall be XX% of Net Sales; (iii) Blendid may delegate its obligation to provide the Services (with corresponding assignment of its right to collect Service Fees) to an alternate provider reasonably satisfactory to Jamba; and (iv) Blendid's (or its designee's) obligation will continue only so long as any such Unit remains in operation.

(e) If, at any time after the expiration or termination of this Agreement, Blendid (i) ceases to provide the Services in accordance with the terms of the Service Level Agreement or, if such a form has not been finalized, this Agreement, (ii) no longer supplies all necessary parts to maintain and/or operate any Unit, or (iii) fails to fulfill Unit orders placed prior to the Termination Date, then Blendid shall provide Jamba with access to any portions of the Blendid Intellectual Property (including source code, schematics, and all technical information) necessary to allow Jamba (or its designee) to provide the Services, parts, or Units to any such Operator and shall grant a limited, non-exclusive, sublicensable, royalty-free license to Jamba (or its designee) to use such Blendid System Intellectual Property for such limited purpose. For the avoidance of doubt, Jamba (or its designee) shall have the right to use Blendid's manufacturer or a third party to produce replacement parts for existing Units, but shall not have the right to produce, or authorize others to produce, completely new Units.

Section 7.04 **Effect of Expiration or Earlier Termination**. Except as provided in Section 7.02 and Section 7.03, upon the expiration or termination of this Agreement for any reason:

(a) All licenses granted by either Party to the other Party pursuant to this Agreement will cease and revert immediately to the granting Party, and the other Party shall cease all use of the granting Party's Marks and Formulas.

(b) Each Party shall promptly return to the other Party or, at a Party's option, destroy, at a Party's expense, all records and copies of technical and promotional material in its possession relating to the Formulas or other proprietary information of the other Party related to or incorporated in the Products.

(c) Each Party shall promptly return to the other Party or, at its option, destroy, at the other Party's expense, any Confidential Information (as defined in Article V of this Agreement) of the other Party and all copies thereof.

(d) Both Parties, unless otherwise agreed in writing, shall cease to use any Formula used in the Units (except Jamba may continue to use any aspects for the Jamba Formula that were incorporated into the Formula).

(e) The indemnification provisions in Article VI (Indemnification) and Article V (Confidential Information) of this Agreement shall remain applicable and shall survive the termination or expiration of this Agreement.

ARTICLE VIII. REPRESENTATIONS AND WARRANTIES

Section 8.01 **Mutual Representations and Warranties**. Each Party represents and warrants to the other:

(a) it is duly organized, validly existing, and in good standing under the Laws (as defined herein) of its jurisdiction of incorporation, organization, or chartering, and has the full power and authority to enter into this Agreement and to perform its obligations;

(b) the execution of this Agreement by such Party's representative whose signature is set forth at the end of this Agreement has been duly authorized by all necessary corporate action of such Party;

(c) when executed and delivered by such Party, this Agreement constitutes the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms;

(d) the execution, delivery, and performance of this Agreement by such Party does not violate, conflict with, require consent under, or result in any breach of or default under (i) any applicable Law or (ii) the provisions of any contract, instrument, or understanding to which it is a party or by which it is bound; and

(e) that it has all licenses, right, title and interest necessary to enter into and perform its obligations under this Agreement.

Section 8.02 **Additional Warranties**. Each Party represents and warrants, and also covenants for the term of this Agreement that (a) the Services and Operations will be performed in a careful and workmanlike manner, by individuals who are adequately skilled, trained and experienced in the tasks to be performed by them; (b) at no time will a Party or any of its personnel introduce any virus, bomb, worm, trap door, back door or any other malicious program, disabling device or software routine onto the other Party's computing system that is designed to permit the unauthorized copying, collection, storage, movement, transfer or exfiltration of information, or the access, alteration, damage, disabling, erasing or otherwise harming of the other Party's software, data or computing systems; (c) reverse engineer the software or hardware system used in providing Services; (d) the Services and Operations will conform to the agreed upon specifications or other descriptions set forth in this Agreement or otherwise in writing; (e) the Services and Operations will be performed in compliance with all Laws; and (f) the Services will not infringe, misappropriate or otherwise conflict or interfere with any rights whatsoever of any other party, including, without limitation, any intellectual property or other proprietary right known to Blendid. This provision shall survive the expiration or earlier termination of this Agreement.

Section 8.03 **Compliance with Laws**. Each Party shall comply and shall ensure that its employees, agents, and independent contractors (including subcontractors) comply with all applicable federal, state, and local laws, ordinances, rules, and regulations ("**Laws**") in the exercise of its rights and performance of its obligations under this Agreement. Without limiting the foregoing, each Party shall, at its sole expense, obtain and maintain during the Term all certifications, credentials, authorizations,

licenses, and permits necessary to perform its conduct that portion of its business relating to commercialization and deployment of the Units as contemplated hereunder and as applicable.

ARTICLE IX. DISPUTE RESOLUTION

Section 9.01 **Objective**. The Parties recognize that disputes, controversies, or claims arising out of or in connection with this Agreement, or its interpretation, breach, termination, or invalidity (each, a "**Dispute**"), may from time to time occur during the Term. It is the Parties' objective to establish procedures to facilitate the resolution of Disputes in an expedient manner by mutual cooperation and without resorting to litigation. To accomplish this objective, subject to Section 9.04, the Parties shall follow the procedure set forth in this Article IX to resolve any Dispute. Either Party may initiate the dispute resolution procedure of this Article IX by giving the other Party notice (a "**Dispute Notice**").

Section 9.02 **Escalation to Executives**. The Parties shall attempt in good faith to initially resolve any Dispute by negotiation between the Brand President for Jamba and the CEO for Blendid (the "**Executives**"). Within four (4) business days after a Dispute Notice provided to a Party in accordance with Section 9.01, the Executives shall meet in person, or by teleconference, at a mutually agreeable time and place, and thereafter as often as they reasonably deem necessary, to attempt in good faith to resolve the Dispute. If the Executives are unable to resolve such Dispute within ten (10) business days after the Dispute Notice, then either Party may submit the Dispute for resolution by binding arbitration in accordance with Section 9.03.

Section 9.03 **Arbitration**. Except for claims for injunctive relief, this Agreement and all other disputes between Jamba and/or its or its Affiliates' officers, directors, and employees, on the one hand, and Blendid, Blendid's Affiliates, and/or Blendid's or Blendid's Affiliates' officers, directors and employees, on the other hand, relating to this Agreement will be resolved by binding arbitration. The arbitration proceeding shall be conducted by one arbitrator and according to the then-current Commercial Arbitration Rules of the American Arbitration Association (the "**AAA**"). All arbitration proceedings will be held at AAA's offices or other suitable offices that Jamba selects in the metropolitan area in which Jamba's principal place of business is then located. The arbitrator shall have no authority to select a different hearing locale. All matters relating to arbitration will be governed by the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.). Notwithstanding the foregoing, disputes that relate to the ownership or validity of any of Jamba's intellectual property, including, but not limited to, Jamba's logos, trademarks, trade secrets, and other proprietary information shall not be resolved by arbitration, unless consented to by both Parties. The arbitration shall be administered by the Parties and the arbitrator and not the AAA. A demand for arbitration shall be made in writing and delivered to the other party. The Party serving a demand for arbitration must assert in the demand all claims then known to that party on which arbitration is permitted to be demanded. The award rendered by the arbitrator shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof. The arbitrator shall be selected pursuant to the AAA "Arbitrator Select: List and Appointment" process, or if unavailable, a similar process offered by any other nationally recognized alternative dispute resolution organization. During pre-hearing discovery, a party shall be entitled to take no more than two (2) fact depositions for disputes less than $1,000,000.00 and four (4) fact depositions for disputes of $1,000,000.00 or more, any of which may be taken in accordance with Fed. R. Civ. P. 30(b)(6), plus depositions of any experts designated by the other party, all of seven (7) hours or less. There shall be no written discovery requests, except a party may serve document requests not to exceed twenty-five (25) in number, including subparts. Where a party intends to rely upon the testimony of an expert on an issue for which the party bears the burden of proof, the expert(s) must be disclosed at least sixty (60) days before the arbitration hearing. The arbitrator shall exclude or give no weight to any expert not disclosed

strictly in accordance herewith. The arbitrator shall explain in writing the factual and/or legal basis for the decision. The arbitrator shall award the prevailing party its reasonable costs and attorneys' fees.

Section 9.04 **Equitable Remedies; Court Proceedings**. Except as otherwise stated in this Agreement, no right or remedy that the parties have under this Agreement is exclusive of any other right or remedy under this Agreement or under applicable law. Each and every such remedy will be in addition to, and not in limitation of or substitution for, every other remedy available at law or in equity or by statute or otherwise.

Section 9.05 **Excluded Matters**. The following disputes will not be resolved through arbitration unless both Parties consent to arbitration: (i) disputes that arise under or are related to the Lanham Act, as now or later amended; (ii) disputes that otherwise relate to the ownership or validity of a Party's Marks; (iii) disputes that involve enforcement of a Party's intellectual property rights or protection of a Party's Confidential Information or Trade Secrets; or (iv) disputes related to the payment of sums a Party owes the other Party or its Affiliates. Any litigation under this subsection will be filed exclusively in the United States District Court for the district in which Jamba has its principal place of business at the time of filing, and Blendid irrevocably consents to this court's jurisdiction over it.

Section 9.06 **Continued Performance**. Each Party shall continue to perform its obligations under the Agreement pending final resolution of any Dispute unless to do so would be impossible or impracticable under the circumstances. If either Party receives a Dispute Notice, then any associated time to cure will be stayed pending the resolution of the issue pursuant to this Article IX.

Section 9.07 **Waiver of Jury Trial**. EACH PARTY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER PARTY.

Section 9.08 **Limitation of Liability**. EXCEPT FOR CLAIMS AND DAMAGES FOR INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS, BREACH OF EITHER PARTY'S POST-TERMINATION OBLIGATIONS, AND EACH PARTY'S INDEMNITY OBLIGATIONS HEREUNDER, IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INDIRECT, SPECULATIVE, OR PUNITIVE DAMAGES, OR COSTS OF LITIGATION (EXCEPT AS EXPRESSLY STATED OTHERWISE IN THIS AGREEMENT), BUT SPECIFICALLY EXCLUDING, BUSINESS INTERRUPTION LOSSES. Notwithstanding the foregoing, this limitation on liability shall not apply to such damages that may be recovered under a required insurance policy to the actual maximum limits of that policy, which shall not be less than the limits specified in in this Agreement, and provided that a Party is responsible for such damages to the extent of any deductible or self-insured retention under such policy. A Party's failure to maintain the types and amounts of insurance coverage required in this Agreement shall immediately suspend these limitations of liability until such breach is cured.

Section 9.09 **Limitation of Claims**. EXCEPT FOR CLAIMS ARISING FROM (i) A PARTY'S NON-PAYMENT OR UNDERPAYMENT OF AMOUNTS A PARTY OWES THE OTHER PARTY, (ii) EACH PARTY'S COMPLIANCE WITH ANY POST-TERMINATION OBLIGATIONS, OR (iii) ANY VIOLATION OF A PARTY'S INTELLECTUAL PROPERTY RIGHTS, ANY AND ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR OUR RELATIONSHIP BETWEEN PARTIES WILL BE BARRED UNLESS A JUDICIAL OR ARBITRATION PROCEEDING IS COMMENCED WITHIN 24 MONTHS FROM THE DATE ON WHICH THE ACT, CONDUCT, EVENT, OR OCCURRENCE GIVING RISE TO THE

CLAIMS OCCURS, REGARDLESS OF WHEN THE CLAIMS WERE, OR SHOULD HAVE BEEN, DISCOVERED.

ARTICLE X. ASSIGNMENT

Section 10.01 The Parties entered into this Agreement based on each Party's understanding of the other's unique contributions to the Pilot Program and subsequent Phases. Accordingly, neither Party may transfer this Agreement without the prior written consent of the other. Any attempt to do so without obtaining the non-transferring Party's prior written consent shall render this Agreement null and void.

ARTICLE XI. GENERAL PROVISIONS

Section 11.01 Publicity and Marketing.

(a) Neither Party may use the name of the other Party or its Affiliates in any marketing, advertising, or other public announcement regarding the Pilot Project, the Commercialization Plan, or this Agreement without first submitting a draft to the other Party and obtaining the other Party's prior written consent; provided, however, that Jamba is not required to obtain Blendid's consent for any communication in connection with a corporate or financing transaction, any communications between Jamba and its Affiliates or franchisees, or for any communications or disclosures required in order to comply with applicable laws (including in a franchise disclosure document).

(b) Blendid must submit to Jamba all advertisements, marketing materials, fundraising materials, and communications in connection with a corporate or financing transaction, applications, the sale of kiosks, or other publicly-available materials of any kind that include a reference to Jamba, the Jamba Marks, or the Units bearing the Jamba Marks for Jamba's prior review and must obtain Jamba's written approval in each instance prior to using such materials, which approval may not be unreasonably withheld, conditioned, or delayed. Subject to Jamba's approval right in the prior sentence, Jamba will permit Blendid to use the Jamba Marks and refer to Units bearing the Jamba Marks on customer-facing applications intended to assist customers in finding such Units and ordering products to be produced by such Units. Blendid may, in the ordinary course of business, refer to Jamba, already deployed Units, and the Commercialization Plan in connection with communications with: (i) its current or potential suppliers; (ii) institutions who may be interested in a corporate or financing transaction with Blendid; or (iii) potential clients who could be interested in purchasing kiosks without obtaining Jamba's prior approval of such communications; provided, however, that Blendid agrees that such communications must adhere either to written materials previously approved by Jamba or accurate representations or summaries of the terms of this Agreement, the Service Level Agreement, and the Jamba Agreements, and must not contain any representation which would violate Section 11.01(c).

(c) Blendid must not include any projections related to the Units (including, without limitation, projections concerning gross sales or margins from Units) in any materials made available to the public (whether in the form of marketing, advertising, fundraising, or otherwise), unless Blendid is advised by outside counsel in writing that such projections are expressly required in order to comply with applicable laws, and Blendid will remove any existing projections that have previously been posted or otherwise been made available. Blendid shall be permitted to disclose projections of Blendid-branded kiosk performance (for kiosks other than the Units) in materials available to the public, provided that (i) Blendid makes clear that such projections apply only to

kiosks other than the Units and (ii) the projections are not disclosed in materials that also reference Jamba, the Jamba Marks, or the Units.

(d) Upon Blendid's request, Jamba will also provide to Blendid creative direction and guidance on marketing materials related to Units bearing the Jamba Marks or the Products.

Section 11.02 No Liability for Operators or Managers. The Parties acknowledge and agree that (a) the Operators are anticipated to be franchisees of Jamba, and all such Operators are independently owned and operated businesses, (b) the Managers are anticipated to be independent contractors of Blendid or Jamba, and all such Managers are independently owned and operated businesses, and (c) Jamba and its Affiliates shall not be in any way liable or responsible for the acts or omissions of any Operators, Managers, suppliers, or other third parties, including, without limitation, all claims or demands based on damage or destruction of property or based on injury, illness, or death of any person or persons, directly or indirectly, resulting from the operation of an Unit operated by an Operator, Manager, or other third party.

Section 11.03 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the state of Georgia, without giving effect to any choice or conflict of law provision or rule (whether of the state of Georgia or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the state of Georgia.

Section 11.04 Jurisdiction and Venue. Any litigation arising out of this Agreement will be filed exclusively in the United States District Court for the district in which Jamba has its principal place of business at the time of filing, and Blendid irrevocably consents to this court's jurisdiction over it.

Section 11.05 Force Majeure. Neither party shall be liable for loss or damage or deemed to be in breach of this Agreement if its failure to perform its obligations results from: compliance with any laws; acts of God; pandemic or epidemic; unavailability of any essential equipment, materials, or service, including interruptions in telephone or internet service; lockout, other industrial disturbance or labor difficulty; war, civil unrest, act of public enemy, terrorist act, blockade, revolution, riot, insurgency or insurrection; lightning, storm, flood, fire, earthquake, other natural disaster; explosion; embargo; or unavoidable accident, which are not the fault of the non-performing party. Any delay resulting from any of said causes shall extend performance accordingly or excuse performance, in whole or in part, as may be reasonable, except that said causes shall not excuse payment of amounts owed at the time of such occurrence or any and all other payments which may become due thereafter. In the event that such causes or occurrences continue for a period of six (6) months or more and prevent the performance of a party's obligations under this Agreement, the party whose performance has not been impacted may terminate this Agreement, effective upon delivery of notice to the non-performing party.

Section 11.06 Notices. All notices, requests, consents, claims, demands, waivers, and other communications under this Agreement (each, a "**Notice**", and with the correlative meaning "**Notify**") must be in writing and addressed to the other Party at its address set forth below (or to such other address that the receiving Party may designate from time to time in accordance with this Section). Unless otherwise agreed herein, all Notices must be delivered by personal delivery, nationally recognized overnight courier or certified or registered mail (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only (a) on receipt by the receiving Party, and (b) if the Party giving the Notice has complied with the requirements of this Section.

Notice to Jamba: Jamba Juice Franchisor SPV LLC
Attention: General Counsel
5620 Glenridge Dr NE
Atlanta, GA 30342
Telephone: XXXXXXXXX

Notice to Blendid: 6d Bytes Inc.
440 N. Wolfe Rd., Sunnyvale, CA 94085
Telephone: 415-651-3467

Section 11.07 **Entire Agreement**. This Agreement contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter, including the Original Agreement (which was restated and replaced by the Prior Agreement and is of no further force or effect) and Prior Agreement (which is restated and replaced in its entirety by this Agreement and of no further force or effect as of the Agreement Date).

Section 11.08 **Limited Recourse**. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, subsidiary, affiliate, controlling party, entity under common control, ownership or management, vendor, service provider, agent, attorney or representative of either Party or any of its parents, subsidiaries, or affiliates shall have any liability for any obligations or liabilities of either Party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby. The foregoing is not intended to discharge either Party from its liability for any breach of this Agreement by its representatives.

Section 11.09 **No Third-Party Beneficiaries**. Nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Agreement.

Section 11.10 **Severability**. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement to effect the original intent of the Parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 11.11 **Independent Contractor**. Nothing in this Agreement shall create any partnership, limited partnership, agency or joint venture relationship between the parties. The parties are acting as independent contractors with respect to each other, and none of the employees of either party will be deemed to be employees of the other party for any purpose. Each party agrees that it is not, and will not hold itself out as the representative, affiliate, or agent of the other party for any purpose. Neither party has any right or authority to assume or to create any obligation or responsibility on behalf of the other party for any purpose. Each party will pay and be solely responsible for all contributions, taxes and premiums payable under any and all applicable laws, rules or regulations with respect to employees.

Section 11.12 **Not a Franchise Relationship**. Blendid acknowledges and agrees that Jamba is not offering Blendid a franchise, not providing Blendid with a marketing plan or system, not exercising

a significant degree of control over Blendid's method operation (except to the extent necessary to protect the Jamba Marks and associated goodwill), and not providing significant assistance in Blendid's method of operating its overall business. Blendid has developed the Blendid System and, for the operation of Phase 1 Units, is licensing the Jamba Marks and Jamba Formula from Jamba in order to enhance and supplement its existing business model. For the avoidance of doubt, Blendid acknowledges and agrees that it has no right to offer or grant to any party franchises that are in any way related to Jamba or the Jamba Marks, which may only be offered by Jamba to an Operator through a Jamba Agreement.

Section 11.13 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 11.14 Effective Date. For the avoidance of doubt, the terms of this Agreement are intended to be effective as of, and to be deemed to govern the rights and obligations of each Party since, the Effective Date.

Section 11.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Agreement Date.

JAMBA JUICE FRANCHISOR SPV LLC

By: */s/ Mike Dixon*

Name: Mike Dixon

Title: CFO

Date: 9/24/2021

6D BYTES INC.

By: */s/ Vipin Jain*

Name: Vipin Jain

Title: CEO

Date: 9/24/2021